FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 2, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated July 2, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: July 2, 2009	By: /s/ Mikael Grahne
Name: Mikael Grahne
Title: President and Chief Executive Officer

Item 1

PRESS RELEASE
New York and Stockholm – July 2, 2009

MILLICOM INTERNATIONAL CELLULAR S.A.

STRATEGIC REVIEW OF ASIA - UPDATE

New York and Stockholm – July 2, 2009 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces that the previously announced Strategic Review of its Asian assets is progressing according to plan.  Goldman Sachs has been appointed to advise on the process and, to date, expressions of interest have been received from a number of parties.

As per IFRS rules, these operations will be reclassified as Assets held for sale in Millicom’s balance sheet from May 1, 2009 onwards and shown as discontinued operations in Millicom’s profit and loss statement from January 1, 2009 onwards.

During the three months ended March 31, 2009, Millicom's Asian operations and joint ventures generated revenues of $68 million and a net profit of $4 million for the Group.

CONTACTS

Mikael Grahne
President and Chief Executive Officer

Francois-Xavier Roger
Chief Financial Officer

Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 327

Andrew Best	Telephone: +44 7798 576 378
Investor Relations	+44 20 7321 5010
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.